Exhibit 99.1

Senior Financial Services Executive Annika Olsson Nominated

to IDEX Biometrics’ Board

Oslo, Norway – 4 May 2021—IDEX Biometrics ASA, is a leading provider of advanced fingerprint identification and authentication solutions. The nomination committee proposes to the annual general meeting on 12 May 2021 that Annika Olsson is elected to the company’s board.

Ms. Olsson is Chief Executive Officer (CEO) at Express Bank A/S. Express Bank is a Nordic bank that is part of the BNP Paribas Group. BNP Paribas serves more than 27 million clients in 30 countries.

During her 20-year career in the consumer financial services sector Ms. Olsson has held various executive positions. She was Commercial Director at Resurs Bank, a niche bank and leader in retail finance in the Nordic region before joining Express Bank A/S in 2010 as Nordic Sales Director. She was promoted to Deputy CEO at Express Bank A/S in 2017 and became CEO in March 2020. Ms. Olsson is a proven banking professional with extensive European experience, including Denmark, Germany, Norway, and Sweden, with a strong focus on leadership, payment cards, consumer finance, and banking regulation.

Morten Opstad, chair at IDEX Biometrics, comments “We are incredibly pleased that Annika has been nominated to the board. With her extensive knowledge of the financial services industry Annika has the right background to guide the strategic direction of IDEX. I look forward to working with her at the board.”

“I’m pleased to be nominated to the board of IDEX Biometrics. The biometric payment card proposition is innovative, and I feel I’m joining at the right time, as biometric payment cards become part of the ‘new normal’. I look forward to working with the board and management, to help steer IDEX to achieve its ambitions and deliver value to its shareholders.” said Ms. Olsson.

The nomination committee’s proposal to the annual general meeting is available on the company’s website www.idexbiometrics.com.

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

Brett L Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: + 1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics

Trademark Statement

The wordmark ‘IDEX’ and the IDEX logo are registered trademarks of IDEX ASA. All other brands or product names are the property of their respective holders.